Nintendo

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 13, 2006

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- The fund's report to the Finance Ministry
- Changes of the fund's report to the Finance Ministry No. 1 and No. 2
  (The above three documents are Summary Translations dated July 4, 2006)
- Resolutions of the 66th Annual General Meeting of Shareholders (Revised) (Summary Translations of July, 2006)
- Amended Report for Annual Securities Report (Summary Translations dated July 10, 2006)
- Confirmation of the Adequacy of Annual Securities Report (Summary Translations dated July 11, 2006)
- Notice of Appointment of Temporary Independent Auditor (Summary Translations dated July 12, 2006)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosure

dlw 7/21

Date the reporting duty occurred: March 12, 2003
Date filed: July 4, 2006

To Kinki Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

The fund's report to the Finance Ministry

1. Information about issuing company of this report

2. Information about the filer of this report
   (1) General information about the filer
   Nintendo Co., Ltd.

   (2) Purpose of possession
   To execute flexible capital policies in response to changes in the business environment

   (3) Number of shares possessed
   Shares: 7,111,090 shares
   Total number of shares outstanding: 141,669,000 shares
   Possession percentage: 5.02 %
   Possession percentage previously reported: -

   (4) Acquisitions or dispositions for the last 60 days

   (5) Important agreement regarding the shares in question
   Not applicable

   (6) Fund for acquisition of shares
   Own fund: 79,536,035 thousand yen
   Total: 79,536,035 thousand yen

Date the reporting duty occurred: September 2, 2004

Date filed: July 4, 2006

To Kinki Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Changes of the fund's report to the Finance Ministry No.1

1. Information about issuing company of this report

2. Information about the filer of this report

(1) General information about the filer

Nintendo Co., Ltd.

(2) Purpose of possession

To execute flexible capital policies in response to changes in the business environment

(3) Number of shares possessed

Shares: 11,587,107 shares

Total number of shares outstanding: 141,669,000 shares

Possession percentage: 8.18 %

Possession percentage previously reported: 5.02 %

(4) Acquisitions or dispositions for the last 60 days

(5) Important agreement regarding the shares in question

Not applicable

(6) Fund for acquisition of shares

Own fund: 129,841,486 thousand yen

Total: 129,841,486 thousand yen

Date the reporting duty occurred: September 1, 2005
Date filed: July 4, 2006

To Kinki Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Changes of the fund's report to the Finance Ministry No.2

1. Information about issuing company of this report

2. Information about the filer of this report

   (1) General information about the filer

   Nintendo Co., Ltd.

   (2) Purpose of possession

   To execute flexible capital policies in response to changes in the business environment

   (3) Number of shares possessed

   Shares: 13,751,039 shares
   Total number of shares outstanding: 141,669,000 shares
   Possession percentage: 9.71 %
   Possession percentage previously reported: 8.18 %

   (4) Acquisitions or dispositions for the last 60 days

   (5) Important agreement regarding the shares in question

   Not applicable

   (6) Fund for acquisition of shares

   Own fund: 155,054,720 thousand yen
   Total: 155,054,720 thousand yen

July, 2006

Dear Shareholders:

Resolutions of the 66th Annual General Meeting of Shareholders (Revised)

We would like to inform you that at the 66th Annual General Meeting of Shareholders of Nintendo Co., Ltd. (the "Company") held on June 29, 2006, proposals were resolved as follows.

※※※※※※※※※※※※※※※※※※

− **Matters Acted Upon:**

Proposal No. 1: To approve the proposed appropriation of profits with respect to the 66th fiscal period

Approved as proposed. A cash dividend distribution is to be made at the rate of 320 yen per share. Bonuses for the twelve directors are to be 180 million yen in total.

Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation

This proposal (amendments of the Articles of Incorporation subsequent to the implementation of the Company Law etc.) was voted down because it could not obtain more than two-thirds of the favorable votes necessary for approval.

Proposal No. 3: To elect thirteen directors

The current members of the Board, Messrs. Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ohta and Kaoru Takemura were re-elected and Mr. Koji Yoshida was newly elected as director.

Proposal No. 4: To approve the proposed revision of directors' compensation

Approved as proposed. Total annual compensation to directors is to be within 800 million yen. As previously established, the wage for directors attributable to the role as employees is not included in this directors' compensation.

Proposal No. 5: To approve the proposed revision of corporate auditors' compensation

Approved as proposed. Total annual compensation to corporate auditors is within 100 million yen.

* *

As stated above, Proposal No. 2 was voted down. However, in prioritizing timely dividend payment to our shareholders, the Company dispatched the notice of resolutions including a statement that Proposal No. 2 was approved as proposed after the General Meeting of Shareholders. This document revises the previously dispatched notice of resolutions.

Amended Report for Annual Securities Report

July 10, 2006

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

1. Reason for submission

"Notice of Proposed Matters for General Meeting of Shareholders Partially Disapproved" stated that "Notice of Resolution of the 66th Annual General Meeting of Shareholders", one of the appendixes to the Annual Securities Report filed on June 30, 2006 for the fiscal period from April 1, 2005 through March 31, 2006, needed to be partially revised. This submission is based on the fact that "Notice of Resolution of the 66th Annual General Meeting of Shareholders (Revised)" has been sent to our shareholders.

2. Matter(s) amended

"Notice of Resolution of the 66th Annual General Meeting of Shareholders (Revised)" attached hereto.

3. Section amended

(Before amendment)
Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation
Amendments of the Articles of Incorporation subsequent to the implementation of the Company Law and expansion of the purpose of the enterprise were approved.

(After amendment)
Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation
This proposal (amendments of the Articles of Incorporation subsequent to the implementation of the Company Law etc.) was voted down because it could not obtain more than two-thirds of the favorable votes necessary for approval.

July, 2006

Dear Shareholders:

Resolutions of the 66th Annual General Meeting of Shareholders (Revised)

We would like to inform you that at the 66th Annual General Meeting of Shareholders of Nintendo Co., Ltd. (the "Company") held on June 29, 2006, proposals were resolved as follows.

※※※※※※※※※※※※※※※※※

— Matters Acted Upon:

Proposal No. 1: To approve the proposed appropriation of profits with respect to the 66th fiscal period

Approved as proposed. A cash dividend distribution is to be made at the rate of 320 yen per share. Bonuses for the twelve directors are to be 180 million yen in total.

Proposal No. 2: To approve the proposed amendment of the Articles of Incorporation

This proposal (amendments of the Articles of Incorporation subsequent to the implementation of the Company Law etc.) was voted down because it could not obtain more than two-thirds of the favorable votes necessary for approval.

Proposal No. 3: To elect thirteen directors

The current members of the Board, Messrs. Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Nobuo Nagai, Masaharu Matsumoto, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima, Takao Ohta and Kaoru Takemura were re-elected and Mr. Koji Yoshida was newly elected as director.

Proposal No. 4: To approve the proposed revision of directors' compensation

Approved as proposed. Total annual compensation to directors is to be within 800 million yen. As previously established, the wage for directors attributable to the role as employees is not included in this directors' compensation.

Proposal No. 5: To approve the proposed revision of corporate auditors' compensation

Approved as proposed. Total annual compensation to corporate auditors is within 100 million yen.

* *

As stated above, Proposal No. 2 was voted down. However, in prioritizing timely dividend payment to our shareholders, the Company dispatched the notice of resolutions including a statement that Proposal No. 2 was approved as proposed after the General Meeting of Shareholders. This document revises the previously dispatched notice of resolutions.

July 11, 2006

To Osaka Securities Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Confirmation of the Adequacy of Annual Securities Report

Satoru Iwata, representative director of the Company, acknowledges that the Annual Securities Report for the fiscal period from April 1, 2005 through March 31, 2006 has no misstatements at the time the said report was filed.

This acknowledgment is based on the followings:

1. Regarding the preparation of financial statements, the Company has established clear roles and assignments for each relevant department, thus each department works within the system to complete its tasks properly.

2. Important management information is placed on the agenda and reported to the Board of Directors, etc. as appropriate.

3. Nintendo's department responsible for preparing the Annual Securities Report monitors the rules and regulations regarding the company's disclosure requirements including any changes which could impact the company's management. Therefore, all relevant information is reflected in the Annual Securities Report.

4. The Internal Auditing Department, established directly under the authority of the president, evaluates the validity of procedures related to the development of financial reporting and the process of disclosure, etc. in preparing the Annual Securities Report.

5. Corporate auditors confirmed that there were no significant comments with regard to the Annual Securities Report.

6. Regarding the audit by the independent auditor, there are no significant comments with regard to the information disclosed in the "Financial Review" Section of the Annual Securities Report.

July 11, 2006

To Tokyo Stock Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Confirmation of the Adequacy of Annual Securities Report

Satoru Iwata, representative director of the Company, acknowledges that the Annual Securities Report for the fiscal period from April 1, 2005 through March 31, 2006 has no misstatements at the time the said report was filed.

This acknowledgment is based on the followings:

1. Regarding the preparation of financial statements, the Company has established clear roles and assignments for each relevant department, thus each department works within the system to complete its tasks properly.

2. Important management information is placed on the agenda and reported to the Board of Directors, etc. as appropriate.

3. Nintendo's department responsible for preparing the Annual Securities Report monitors the rules and regulations regarding the company's disclosure requirements including any changes which could impact the company's management. Therefore, all relevant information is reflected in the Annual Securities Report.

4. The Internal Auditing Department, established directly under the authority of the president, evaluates the validity of procedures related to the development of financial reporting and the process of disclosure, etc. in preparing the Annual Securities Report.

5. Corporate auditors confirmed that there were no significant comments with regard to the Annual Securities Report.

6. Regarding the audit by the independent auditor, there are no significant comments with regard to the information disclosed in the "Financial Review" Section of the Annual Securities Report.

July 12, 2006

To whom it may concern

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Appointment of Temporary Independent Auditor

Nintendo Co., Ltd. (the "Company") hereby announces that at the Board of Auditors Meeting held today, the Company's temporary independent auditor was appointed as follows.

1. Reason of Appointment

The Company's independent auditor ChuoAoyama PricewaterhouseCoopers was instructed on May 10, 2006 by the Financial Services Agency to suspend its operations for a two month period between July 1, 2006 and August 31, 2006. This led the auditing firm to forfeit its qualification as the Company's independent auditor.

Given this situation, in order to avoid the absence of an independent auditor, the Company's temporary independent auditor was appointed based on the resolution by the Board of Auditors in accordance with the Company Law.

2. Name and address of temporary independent auditor to be appointed

Name: Yamaguchi Audit Corporation
Address: Yoyogikouenmae Building
2-3, Yoyogidori
Shunan, Yamaguchi
Japan

3. Date of appointment

July 12, 2006